SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SECOND WEEKEND OF UGT STRIKES IN SPAIN HAVE
ZERO IMPACT ON RYANAIR OPERATIONS

Ryanair today (Mon 25 Aug) confirmed that its on-time performance improved over the past weekend, as none of its flights to/from Spain over the last 3 days were delayed in any way by the poorly supported UGT strikes among handling staff, at a small number of Spanish airports. The UGT Union have less than 20% of Azul Handling "front of house" staff in membership, and most of these members don't appear to support these strikes, which are having no impact on Ryanair's operation. UGT should now call off these strikes since they clearly have very little support and no impact whatsoever.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 August, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary